UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Director and Appointment of Director

Noah Holdings Limited (NYSE: NOAH) (the “Company”) announced that Mr. Steve Yue Ji has resigned from his position as a director of the board of directors of the Company (the “Board”). The Company has also appointed Mr. Neil Nanpeng Shen as a director.

Mr. Neil Nanpeng Shen is currently Founding and Managing Partner of Sequoia Capital China, a co-founder of Ctrip.com and Home Inns, Chairman of the Board of Yale Leadership Center in China, the Trustee of Asia Society and Vice Chairman of Beijing Private Equity Association.

Mr. Shen was previously in the “Forbes Global Midas List” in 2012-2015 as the highest ranking investor from China, in “China’s 50 Most Influential Business Leaders in 2015” by Fortune Magazine and the “25 Most Influential Entrepreneurs in 2014 and in 2015” by China Entrepreneur Magazine, “Venture Capital Professional of the Year” by AVCJ in 2015. He was also elected as “Top Ten Economic Figures in 2006” by CCTV.

Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Ching Tao

Ching Tao
Chief Financial Officer

Date: January 27, 2016